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                                 Exhibit 3(b)

           PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF
                          CAMCO FINANCIAL CORPORATION

The board of directors of Camco Financial recommends that the stockholders approve the following amendment to Article FOURTH of the Camco Financial certificate of incorporation to read as follows:

     FOURTH: The total number of shares of stock which the corporation shall have the authority to issue is Fifteen Million (15,000,000), of which stock Fourteen Million Nine Hundred Thousand (14,900,000) shares shall be common shares of the par value One Dollar ($1.00) each, amounting in the aggregate to Fourteen Million Nine Hundred Thousand Dollars ($14,900,000), and One Hundred Thousand (100,000) shares shall be preferred shares of the par value One Dollar ($1.00) each, amounting in the aggregate to One Hundred Thousand Dollars ($100,000). There is hereby granted to the Board of Directors of the corporation the authority to fix by resolution or resolutions any and all powers, designation, preferences and relative participating, optional, optional or other rights, or the qualifications, limitations or restrictions thereof, of shares of the preferred stock, or of any series of the preferred stock, of the corporation that are permitted by the General Corporation Law of Delaware to be fixed by the Board of Directors, and such grant of authority shall include the power to specify the number of shares to any series of the preferred stock of the corporation.